BLUE RIDGE REAL ESTATE COMPANY

Route 940 and Moseywood Road

P.O. Box 707

Blakeslee, Pennsylvania 18610

Bruce Beaty

President and CEO

bbeaty@brreco.com

January 10, 2014

Dear Shareholder:

Please note that recently we mailed to you both a merger exchange transmittal to receive new shares of Blue Ridge Real Estate Company (“BRRE”) upon the exchange of your old shares, and an offer to purchase your shares of the new Blue Ridge Real Estate Company through an odd-lot tender offer conducted by Blue Ridge.

To participate in the tender offer, you must first exchange your old shares of Blue Ridge Real Estate Company and Big Boulder Corporation into the new BRRE. You may return the merger exchange transmittal form and your stock certificates as well as the tender offer transmittal form in one envelope to participate in this limited-time offer.  If you do not exchange your old Blue Ridge/Big Boulder shares, your investment may eventually be deemed abandoned and may be turned over to the state of residence in compliance with abandoned property laws.

We apologize for the quick succession of documents but it was necessary due to the rules of the Securities and Exchange Commission (the “SEC”) we must abide by. The purpose of the two sets of documents was the following:

1)

The merger of the two companies has cost savings benefits for Blue Ridge and ultimately its shareholders.  It streamlines your holdings of Blue Ridge into one share of stock as opposed to the previous unit of stock comprised of Blue Ridge and Big Boulder.

2)

In addition, Blue Ridge has offered to purchase shares from shareholders holding 99 shares or less.   The trading market for the Blue Ridge stock is very limited and the shares do not trade on a daily basis.  Blue Ridge decided to offer to purchase all shares from shareholders holding 99 shares or less to provide them with an opportunity to obtain liquidity and sell their shares for cash without the usual transaction costs associated with open market sales, among other reasons as described in the offer to purchase.  Any holder that participates in this offer will receive $11 for each share accepted in the offer and a bonus of an additional $100 through the tender offer.

The proceeds of your shares sold through the tender offer will be reported as a sale of stock and you will receive a 1099-B form next January, 2015 for those proceeds and the $100 received will be reported on a 1099-MISC form next January, 2015.

The terms and conditions of the tender offer are explained in detail in the amended offer to purchase filed by Blue Ridge with the SEC on January 6, 2014.  We encourage you to read these terms carefully before making any decision with respect to the tender offer.  The instructions on how to tender shares are also explained in detail in the tender offer materials filed with the SEC.

The deadline for responding to this offer is January 17, 2014.  Please call our information agent, Morrow and Company at (800) 662-5200 for more information if you have questions regarding this program. An agent will be able to assist you in completing the necessary documentation, and resolve any inquiries regarding lost or stolen share certificates.

Sincerely,

/s/ Bruce Beaty

Bruce Beaty

President/CEO

Phone: 570-443-8433

Fax: 570-443-8412

www.brreco.com